December 26, 2024

Neal Walker
Interim Chief Executive Officer
Aclaris Therapeutics, Inc.
701 Lee Road, Suite 103
Wayne, PA 19087

       Re: Aclaris Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 19, 2024
           File No. 333-283942
Dear Neal Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark Ballantyne, Esq.